OVID THERAPEUTICS INC.

1460 Broadway, Suite 15044

New York, New York 10036

May 2, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Suzanne Hayes

Re:	Ovid Therapeutics Inc.

Registration Statement on Form S-1, as amended (File No. 333-217245)

Request for Acceleration of Effective Date

Dear Ms. Hayes:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Ovid Therapeutics Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern time, on May 4, 2017, or as soon thereafter as possible. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Cooley LLP, confirming this request.

Once the Registration Statement has been declared effective, please orally confirm that event with Jaime Chase of Cooley LLP at (202) 728-7096.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

[Signature page follows]

Very truly yours,

Ovid Therapeutics Inc.

/s/ Yaron Werber, MD
By:	Yaron Werber, MD
Title:	Chief Business and Financial Officer

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